December 20, 2017

VIA EDGAR

Tom Jones, Attorney-Adviser

Amanda Ravitz, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE – Mail Stop 3030

Washington, DC 20549

Re:	Sequans Communications S.A.
Registration Statement on Form F-3
Filed December 6, 2017
File No. 333-221919

Dear Mr. Jones and Ms. Ravitz:

Sequans Communications S.A. hereby requests effectiveness of the above referenced Registration Statement on Form F-3 pursuant to Rule 461 at 1:00 p.m. Washington, DC time on December 22, 2017 or as soon as practicable thereafter.

Please notify Brett Cooper of Orrick, Herrington & Sutcliffe LLP at (415) 773-5918 of such effectiveness.

Sincerely,

Sequans Communications S.A.

/s/ Deborah Choate
Deborah Choate, Chief Financial Officer